HERITAGE SERIES TRUST
                                    CLASS R5
                          DISTRIBUTION AND SERVICE PLAN

     WHEREAS, Heritage Series Trust (the "Trust") is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     WHEREAS, the Trust, on behalf of its one or more series presently existing or hereafter established (each a "Fund"), desires to adopt a Class R5 Distribution and Service Plan ("Plan") pursuant to Rule l2b-1 under the 1940 Act and the Board of Trustees of the Trust (the "Board of Trustees" or the "Board") has determined that there is a reasonable likelihood that adoption of this Plan will benefit each Fund and its Class R5 shareholders.

     NOW, THEREFORE, the Trust, with respect to the Class R5 shares of each Fund, hereby adopts this Plan in accordance with Rule l2b-1 under the 1940 Act on the following terms and conditions:

     1. DISTRIBUTION AND SHAREHOLDER SERVICING EXPENSES. The Trust has entered into a distribution agreement on behalf of each Fund with its distributor ("Distributor") under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for each Fund's shares. Under the agreement, the Distributor pays the expenses of advertising, salaries and other expenses of the Distributor relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and other sales promotion activities in connection with the offering of Fund shares for sale to the public. It is recognized that Heritage Asset Management, Inc. ("Adviser") may use its management fee revenues as well as past profits or its resources from any other source, to make payments to the Distributor or other parties with respect to the distribution or shareholder servicing activities relating to Class R5 shares of a Fund.

     2. PAYMENT OF FEES. The Class R5 shares will not make separate payments as a result of this Plan to the Adviser, Distributor or any other party, it being recognized that a Fund presently pays, and will continue to pay, a management fee to the Adviser. To the extent that any payments made by a Fund to the Adviser, including payment of management fees under the Investment Advisory and Administration Agreement between the Trust and the Adviser, should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class R5 shares within the meaning of Rule 12b-1, then such payments shall be deemed to be authorized under this Plan. The Plan does not require the Adviser, the Distributor or any third party to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Class R5 shares by a Fund.

     The Adviser directly, or through the Distributor, may, subject to approval of the Board, make payments to securities dealers and other third parties who engage in the sale of Class R5 shares or who render shareholder support services, including, but not limited to, providing office space, equipment and telephone facilities, answering routine inquiries regarding a Fund, processing shareholder transactions and providing other such shareholder services as a Fund may reasonably request.

     3. BOARD APPROVAL. This Plan shall not take effect with respect to Class R5 shares until it has been approved, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) those members of the Board who are not "interested persons" of the Trust, as defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Independent Trustees"), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements.

     4. RENEWAL OF PLAN. This Plan shall continue in full force and effect with respect to the Class R5 shares for successive periods of one year from its approval as set forth in Paragraphs 3 and 4 for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3.

     5. REPORTS. During the existence of this Plan, the Trust shall require that the Adviser and/or the Distributor provide to the Trust, for review by the Board of Trustees, at least quarterly, or at such other intervals as reasonably requested by the Board, a written report of the amounts expended (making estimates of such cost where necessary or desirable) in connection with financing any activity primarily intended to result in the sale of Class R5 shares and the purposes for which such expenditures were made.

     6. TERMINATION. This Plan may be terminated with respect to the Class R5 shares at any time, without payment of penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Class, voting separately from any other Class of a Fund.

     7. AMENDMENTS. This Plan may be amended by the Board, provided that any amendment to authorize direct payments by Class R5 shares to finance any activity primarily intended to result in the sale of such Class R5 shares shall be effective only upon approval by a vote of a majority of the outstanding securities of Class R5. Any material amendments, other than amendments provided directly above, to the Plan shall be effective only upon the approval by the Board as provided in Paragraph 3.

     8. SHAREHOLDER LIABILITY. Consistent with the shareholder liability set forth in the Trust's Declaration of Trust, any obligation assumed by Class R5 pursuant to this Plan, and any agreement related to this Plan, shall be limited in all cases to Class R5 and its assets and shall not constitute an obligation of any shareholder of the Trust, a Fund or any other Class of such Fund.

     9. SEVERABILITY. If any paragraph of this Plan is held invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

     10. RECORDS. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of execution of this Plan, or of the agreements or of such reports, as the case may be, the first two years in an easily accessible place.

      Date:  September 13, 2005


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